Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road
Shanghai 200233
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.       Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTEN

Description	Page

Signature	3

Exhibit 99.1 — 3rd Quarter Fiscal 2009 Earnings Release Dated November 24, 2009	4

Exhibit 99.2 — 2009 Third Quarter Results Presentation Dated November 24, 2009	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: November 24, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
THIRD QUARTER FISCAL 2009 RESULTS

SHANGHAI, PRC — November 24 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights:

•	Net revenue was RMB290.2 million (US$42.5 million), compared to RMB364.1 million in the second quarter 2009 and RMB265.2 million in the third quarter 2008.

•
Gross profit was RMB244.8 million (US$35.9 million), compared to RMB309.5 million in the second quarter 2009 and RMB212.5 million in the third quarter 2008.  Gross profit margin for the third quarter 2009 was 84.3%.

•
Net income attributable to the Company’s shareholders was RMB197.7 million (US$29.0 million), compared to RMB231.9 million in the second quarter 2009 and RMB134.1 million in the third quarter 2008.  The margin of net income attributable to the Company’s shareholders for the third quarter 2009 was 68.1%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.87 (US$0.13) and RMB0.84 (US$0.12), respectively, compared to basic and diluted earnings per ADS of RMB0.56 and RMB0.54, respectively, for the third quarter 2008, and basic and diluted earnings per ADS of RMB1.03 and RMB0.99, respectively, for the second quarter 2009.  Each ADS represents one ordinary share.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB205.4 million (US$30.1 million), compared to RMB239.8 million in the second quarter 2009 and RMB148.2 million in the third quarter 2008.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 70.8%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB0.91 (US$0.13) and RMB0.88 (US$0.13), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB0.61 and RMB0.59, respectively, for the third quarter 2008, and basic and diluted non-GAAP earnings per ADS of RMB1.06 and RMB1.03, respectively, for the second quarter 2009.

•	Active Paying Accounts (“APA”) for online games[1] in the third quarter 2009 reached 1,108,000, a decrease of 7.9% from the second quarter 2009 and an increase of 18.3% from the third quarter 2008.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB259.4, a decrease of 13.5% from the second quarter 2009 and a decrease of 8.1% from the third quarter 2008.

•	Average Concurrent Users (“ACU”) for online games[1] was 426,000, a decrease of 6.0% from the second quarter 2009 and a decrease of 21.6 % from the third quarter 2008.

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,281,000, a decrease of 11.1% from the second quarter 2009 and a decrease of 18.9% from the third quarter 2008.

1 Online games include ZT Online, ZT Online PTP, ZT Online Classic Edition, ZT Online Green Edition, Giant Online, and  My Sweetie.

FOR IMMEDIATE RELEASE

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “In the third quarter 2009, we continued to develop and prepare our pipeline games for commercial tests.  Several of these games, including ZT Online Green Edition, XT Online and King of Kings III, entered into limited closed beta testing in recent months and initial feedback has been in line with our expectations.  While revenue contributions from these games will be dependent upon the timing and success of their commercial launch, we remain committed to their ongoing development in order to ensure that each game offers users innovative, unique content and fun gameplay.

“While revenue and user levels of our flagship game were adversely impacted in the quarter by our decision to cancel the Treasure Box feature, we remain optimistic that expansion packs, such as the newly deployed Parenthood Simulation and Unparalleled Martial Arts, coupled with regular feature updates, will ultimately increase the vitality and sustainability of our ZT Online series.”

Third Quarter 2009 Unaudited Financial Results

Net Revenue.  Net revenue for the third quarter 2009 was RMB290.2 million (US$42.5 million), representing a 20.3% decrease from RMB364.1 million in the second quarter 2009 and a 9.4% increase from RMB265.2 million in the third quarter 2008.

Revenue from online games1 totaled RMB287.5 million (US$42.1 million), representing a decrease of 20.4% from RMB361.2 million from the second quarter 2009 and a 8.8% increase from RMB264.3 million in the third quarter 2008.  The sequential decrease was mainly attributable to the Company’s decision to cancel certain in-game monetization features, such as ‘Treasure Box’. The year-over-year increase was attributable to the recovery of ZT Online following Giant’s strategic decision to adjust its monetization structure in mid-2008.

ACU for online games1 in the third quarter 2009 was 426,000, representing a 6.0% sequential decrease and a 21.6% decrease compared to the third quarter 2008.  PCU for online games1 in the third quarter 2009 was 1,281,000, representing an 11.1% sequential decrease and a 18.9% decrease compared to the third quarter 2008.  ARPU for online games1 in the third quarter 2009 decreased 13.5% sequentially and 8.1% year-over-year to RMB259.4.  APA for online games1 in the third quarter 2009 decreased 7.9% sequentially and increased 18.3% year-over-year to 1,108,000.  The declines in operating metrics were due to lower usage and spending caused by the cancellation of the Treasure Box feature in ZT Online.

Cost of Services.  Cost of services was RMB45.4 million (US$6.7 million), representing a decrease of 16.7% from the second quarter 2009 and a 13.7% decrease over the same period in 2008.  The sequential fall in cost of services consisted primarily of a RMB3.5 million decrease in operational staff compensation and a RMB3.5 million decrease in turnover tax. Additionally, tightened cost controls led to a decrease of RMB1.0 million in IDC costs and a decrease of RMB1.1 million in other operating costs.

Gross Profit and Gross Margin.  Gross profit for the third quarter 2009 was RMB244.8 million (US$35.9 million), representing a 20.9% sequential decrease and a 15.2% year-over-year increase.  Gross margin for the third quarter 2009 was 84.3%, down slightly from 85.0% in the second quarter 2009, but up from 80.1% in the same period of 2008.

FOR IMMEDIATE RELEASE

Operating Expenses. Total operating expenses for the third quarter 2009 were RMB53.1 million (US$7.8 million), representing a decrease of 29.3% from RMB75.1 million in the second quarter 2009 and a decline of 50.5% from RMB107.3 million in the third quarter 2008.  The decrease in operating expenses was mainly attributable to the decreases in research and development expenses and general and administrative expenses, as well as the receipt of a larger government financial incentive, which is treated as a deduction in operating expenses, in the third quarter 2009.

Research and product development expenses (R&D) for the third quarter 2009 decreased 15.4% sequentially to RMB24.5 million (US$3.6 million) from RMB29.0 million, and decreased 22.5% year-over-year from RMB31.6 million.  The declines were primarily caused by the capitalization of certain qualifying R&D expenses for the development of new games.

Sales and marketing expenses were RMB30.4 million (US$4.5 million) in the third quarter 2009, up 25.8% sequentially from RMB24.2 million and down 36.3% year-over-year from RMB47.7 million.  On a sequential basis, the rise was driven by the advertisement costs of promoting ZT Online’s latest expansion pack and the ramp-up of marketing activities for the Company’s new games, which are scheduled to be launched in the fourth quarter 2009.  The year-over-year decrease is mainly attributable to stricter cost control and more efficient marketing planning.

General and administrative expenses (G&A) for the third quarter 2009 were RMB26.9 million (US$3.9 million), down 15.7% sequentially from RMB31.9 million, and down 35.2% from RMB41.5 million in the third quarter 2008.  Both the sequential and year-over-year decreases were mainly attributable to lower consulting services fees incurred and tightened cost controls.

Financial Incentive.  The financial incentive received in the third quarter 2009, which represents a sales tax refund from the municipal government, was RMB28.7 million (US$4.2 million) compared with RMB10.0 million in the second quarter 2009 and RMB13.6 million in the third quarter 2008.  This refund relates to the sales tax and is treated as a deduction in operating expenses.

Interest Income.  Interest income for the third quarter 2009 was RMB23.1 million (US$3.4 million), compared to RMB23.0 million in the second quarter 2009 and RMB46.6 million in the third quarter 2008.  The slight sequential increase was a result of additional cash generated by Giant’s operating business.  The year-over-year decrease is mainly attributable to the decline in market interest rate.

Income Tax.  Income tax expense for the third quarter 2009 was RMB18.1 million (US$2.6 million), down from RMB25.9 million in the second quarter 2009, but up compared to RMB17.0 million in the third quarter 2008.  Both the sequential decrease and year-over-year increase were associated with the changes in earnings before tax.

Net Income Attributable to the Company’s shareholders.  Net income attributable to the Company’s shareholders for the third quarter 2009 was RMB197.7 million (US$29.0 million), a decrease of 14.7% compared to RMB231.9 million in the second quarter 2009 and a year-over-year increase of 47.5% from RMB134.1 million.  The sequential decrease was mainly caused by the sequential fall in revenue. The year-over-year increase was attributable to the recovery of revenue generated by ZT Online after a strategic adjustment in monetization structure, and tightened controls in operating expenses.  The margin of net income attributable to the Company’s shareholders was 68.1% for the third quarter 2009, compared to 63.7% in the second quarter 2009 and 50.6% in the third quarter 2008.

FOR IMMEDIATE RELEASE

Cash, Cash Equivalents, Short-Term Investments and Held-To-Maturity Investments.  As of September 30, 2009, Giant’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled RMB5,179.4 million (US$758.8 million), compared to RMB5,034.4 million as of June 30, 2009.  The sequential increase consists of cash generated by the Company’s operating business.

Share Repurchase Program.  In August 2009, the Board of Directors terminated the share repurchase plan authorized in August 2008 and approved another share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs.  Under this share repurchase plan, the Company may repurchase its shares under one year, unless further extended or shortened by the Board of Directors within one year, as under the board resolution and as defined by SEC regulations. As of September 30, 2009, the Company has not repurchased any shares under this new plan.

Business Highlights and Outlook

ZT Online—During the third quarter 2009, the Company introduced new gameplay options via the rollout of the Parenthood Simulation expansion pack for ZT Online and the Unparalleled Martial Arts expansion pack for ZT Online Classic Edition.  The former simulates child-raising and the latter allows gamers to unlock new martial arts systems, vehicles, outfits, and maps.  Following several months of engineering testing, in October, ZT Online Green Edition entered a limited closed beta testing stage, which includes persistent accounts and monetization features.  ZT Online is currently operated in Vietnam by VinaGame Software Service Joint Stock Company, and the Company signed an agreement in October to grant a license to Astrum Nival, LLC, to operate ZT Online in the Russian Federation and other Russian speaking territories.

Giant Online—During the third quarter 2009, the Company worked to enhance Giant Online via the release of a new Brigadier General military rank, various equipment upgrades, and a reputation system to enhance interactivity among gamers.

King of Kings III—During the third quarter 2009, the Company continued to fine-tune gameplay playability, graphics, and further improve the client-side engine.  In October, King of Kings III initiated limited closed beta testing with persistent accounts and monetization features.

ZT Online II—ZT Online II will feature brand new 2D graphics, a wider selection of quests and tasks, and a more balanced in-game economic system.  Giant expects to begin engineering testing for ZT Online II toward the end of 2009.

Dragon Soul—Dragon Soul is a 3D ancient Chinese PK MMORPG developed by Giant’s internal R&D team based in Chengdu, Sichuan.  Efforts in the third quarter were spent balancing the various roles available and the in-game economic system.  The game is currently under engineering testing and is expected to begin limited closed beta testing in the first quarter 2010.

FOR IMMEDIATE RELEASE

The Golden Land—During the third quarter 2009, the Company’s first webgame underwent two phases of limited closed beta tests for major gameplay and stability.  Recent development efforts have improved the game’s overall stability and the concurrent user capacity.  The Golden Land is now expected to enter into a more formal limited closed beta testing phase in the fourth quarter 2009.  At this time, Giant also plans to commence marketing campaigns and introduce monetization features into the game.

Win@Giant Program—
~~●~~
XT Online—In August, the Company launched a limited closed beta testing phase, in which user accounts would be deactivated after the test.  This testing stage allowed the Company to fine-tune various features.  On October 30, 2009, Giant launched a limited closed beta testing that included persistent user accounts.

~~●~~
My Sweetie—During the third quarter 2009, Giant continued to introduce new features, such as an improved interface effect and new in-game activities on a monthly basis.  The game is still under closed beta testing and current efforts are centered on enhancing the graphics and developing a PK battle system.

Empire of Sports—During the third quarter 2009, Giant continued to conduct limited engineering testing for Empire of Sports and, based on gamers’ feedback, optimized the maps, user interface, and economy system.  The original developers also made improvements to the game’s playability, localization and tutorial systems in order to better align Empire of Sports with the preferences of Chinese gamers.  The Company plans to commence limited closed beta testing at the end of the fourth quarter 2009.

Business Outlook—For the fourth quarter 2009, the Company expects that its flagship ZT Online series will continue to be impacted by changes made to its monetization structure during the third quarter.  In addition, while the newly launched games are performing in-line with the Company's expectations, monetization for these games is expected to remain in a preliminary stage during the fourth quarter 2009.  As a result, the Company expects continued revenue pressure into the fourth quarter of 2009, while contributions from the new games are expected to ramp up in the first half of 2010.

Conference Call

Giant’s senior management will host a conference call on November 24, 2009 at 8:00 pm (US Eastern Standard Time) / 5:00 pm (US Pacific Standard Time) / 9:00 am (Beijing Time on November 25) to discuss its third quarter 2009 financial results and recent business activity.  The conference call may be accessed by calling +1 866 510 0712 (for callers in the US), +86 (10) 800 852 1490 (for callers in Southern China), +86 (10) 152 1490 (for callers in Northern China) or
+1 617 597 5380(for callers outside of the US and China) and entering pass code 27866689.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

FOR IMMEDIATE RELEASE

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8262, which was the noon buying rate as of September 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods.  Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.
Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	134,093,985	231,900,506	197,735,865	28,967,195

Share-based compensation	14,077,547	7,896,476	7,640,287	1,119,259

Non-GAAP net income attributable to the Company’s shareholders:	148,171,532	239,796,982	205,376,152	30,086,454

Non-GAAP earnings per share:

Basic	0.61	1.06	0.91	0.13
Diluted	0.59	1.03	0.88	0.13

Weighted average ordinary shares:

Basic	241,243,828	225,962,544	226,453,309	226,453,309
Diluted	249,620,125	233,923,536	234,274,321	234,274,321

FOR IMMEDIATE RELEASE

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments.  Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, and My Sweetie.  Giant has six additional online games that it intends to launch, including King of Kings III, ZT Online II, Dragon Soul, The Golden Land, XT Online, and Empire of Sports.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of September 30, 2009 consisted of over 290 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the fourth quarter of 2009, the ability of ZT Online to attract players and extend its life cycle with the expansion pack introduced in the third quarter 2009, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and is available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008.  Our actual results of operations for the third quarter 2009 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Michael Henson, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	2,554,422,442	2,256,439,481	854,016,847	125,108,676
Prepayments and other current assets	79,442,687	50,845,363	83,920,471	12,293,878
Accounts receivable	-	1,257,511	1,143,934	167,580
Due from related parties	6,756,255	-	-	-
Inventories	1,305,179	832,660	736,170	107,845
Deferred tax assets	74,352,444	70,227,540	69,577,691	10,192,741
Short-term investments	2,681,856,000	2,777,975,000	3,825,410,000	560,401,102
Available for sale investment	428,445,076	35,978,013	-	-

Total current assets	5,826,580,083	5,193,555,568	4,834,805,113	708,271,822

Non-current assets:
Property and equipment, net	208,080,601	200,573,072	187,574,442	27,478,603
Intangible assets, net	95,355,090	110,406,132	114,888,675	16,830,546
Goodwill	-	6,224,587	6,224,587	911,867
Available for sale investments	-	444,341,125	475,021,469	69,587,980
Held-to-maturity investments	-	-	500,000,000	73,247,195
Deferred tax assets	-	7,942,688	9,257,497	1,356,171
Other assets	-	85,100,136	85,239,597	12,487,123

Total non-current assets	303,435,691	854,587,740	1,378,206,267	201,899,485

Total assets	6,130,015,774	6,048,143,308	6,213,011,380	910,171,307

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	84,855,079	112,112,791	93,434,907	13,687,688
Advances from distributors	96,523,864	63,696,908	77,997,941	11,426,261
Deferred revenue	401,861,172	345,580,565	314,761,757	46,110,831
Unrecognized tax benefit	30,911,888	8,761,075	8,821,098	1,292,241
Tax payable	56,532,798	3,089,732	1,011,813	148,225
Deferred tax liability	-	300,367	119,016	17,435

Total current liabilities	670,684,801	533,541,438	496,146,532	72,682,681

Total liabilities	670,684,801	533,541,438	496,146,532	72,682,681

Commitments and contingencies	-	-	-	-

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at September 30, 2008, June 30, 2009 and September 30, 2009 respectively; 261,110,626 shares issued and 237,709,426 shares outstanding at September 30, 2008, 263,110,626 shares issued and 226,441,541 shares outstanding at June 30, 2009, 263,110,626 shares issued and 226,465,541 shares outstanding at September 30, 2009)	415	417	417	61
Additional paid-in capital	5,976,729,068	6,016,036,430	6,024,441,066	882,546,815
Statutory reserves	43,890,273	43,890,273	43,890,273	6,429,679
Accumulated other comprehensive income	(234,520,162)	(182,407,837)	(188,444,945)	(27,606,127)
Retained earnings	1,334,744,529	1,811,144,784	2,008,880,649	294,289,744
Treasury stock	(1,661,513,150)	(2,176,792,033)	(2,176,792,033)	(318,887,819)

Total shareholders’ equity	5,459,330,973	5,511,872,034	5,711,975,427	836,772,353

Non controlling interest	-	2,729,836	4,889,421	716,273

Total equity	5,459,330,973	5,514,601,870	5,716,864,848	837,488,626

Total liabilities and shareholders’ equity	6,130,015,774	6,048,143,308	6,213,011,380	910,171,307

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	September 30	June 30	September 30	September 30,
	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	264,331,426	361,187,903	287,546,644	42,123,970
Overseas licensing revenue	839,104	2,886,593	2,640,216	386,777
Other revenue, net	24,941	15,108	14,031	2,055

Total net revenue	265,195,471	364,089,604	290,200,891	42,512,802

Cost of services	(52,678,008)	(54,542,858)	(45,436,528)	(6,656,196)

Gross profit	212,517,463	309,546,746	244,764,363	35,856,606

Operating (expenses) income:
Research and product development expenses	(31,645,207)	(29,000,214)	(24,538,213)	(3,594,711)
Sales and marketing expenses	(47,708,548)	(24,154,679)	(30,394,878)	(4,452,679)
General and administrative expenses	(41,505,678)	(31,943,066)	(26,915,756)	(3,943,007)
Government financial incentives	13,568,300	10,000,000	28,730,000	4,208,784

Total operating expenses	(107,291,133)	(75,097,959)	(53,118,847)	(7,781,613)

Income from operations	105,226,330	234,448,787	191,645,516	28,074,993

Interest income	46,559,439	22,960,826	23,102,435	3,384,377
Other (expense) income	(699,649)	343,347	748,786	109,693

Income before income tax expenses	151,086,120	257,752,960	215,496,737	31,569,064

Income tax expenses	(16,992,135)	(25,880,718)	(18,051,287)	(2,644,412)

Net Income	134,093,985	231,872,242	197,445,450	28,924,652

Non controlling interest	-	28,264	290,415	42,544

Net income attributable to the Company’s shareholders	134,093,985	231,900,506	197,735,865	28,967,196

Other comprehensive income (loss)
Unrealized holding gain (loss)	82,093,492	(14,808,606)	(3,107,122)	(455,176)
Reclassification adjustment	-	-	(1,813,513)	265,669
Foreign currency translation	(21,078,155)	(1,593,289)	(1,116,473)	(163,557)

Total other comprehensive income (loss)	61,015,337	(16,401,895)	(6,037,108)	(884,402)

Comprehensive income	195,109,322	215,498,611	191,698,757	28,082,794

Earnings per share:

Basic	0.56	1.03	0.87	0.13
Diluted	0.54	0.99	0.84	0.12

Weighted average ordinary shares:

Basic	241,243,828	225,962,544	226,453,309	226,453,309
Diluted	249,620,125	233,923,536	234,274,321	234,274,321

Exhibit 99.2

2009 Third Quarter Results Presentation

November 24, 2009

GIANT

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed

GIANT

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$1.6 Billion** *November 23, 2009*
Fully Diluted Shares:	**Approximately 234 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 3,100 including 1,550 liaison personnel**
Investor Information:	**www.ga-me.com**

GA LISTED NYSE

© 2009 Giant Interactive Group, Inc. All Rights Reserved
4

Key Operational and Financial Highlights

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Key Quarterly Operating Metrics

Active Paying Accounts (APA)
Accounts in Thousands
1,447
1,760
937
1,290
1,236
1,204
1,108
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

Average Concurrent Users (ACU)
Users in Thousands
546
620
543
556
531
453
426
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

Average Revenue per User (ARPU)
RMB
325
286
282
273
300
300
259
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

Peak Concurrent Users (PCU)
Users in Thousands
1,646
2,339
1,578
1,505
1,572
1,440
1,281
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

- 3Q09 figures include *ZT Online*, *ZT Online PTP*, *ZT Online Classic Edition*, *ZT Online Green Edition*, *Giant Online*, and *My Sweetie*
- 3Q08 to 2Q09 figures include *ZT Online*, *ZT Online PTP*, *ZT Online Classic Edition*, and *Giant Online*
- Prior figures include *ZT Online*, *ZT Online PTP* and *Giant Online*

© 2009 Giant Interactive Group, Inc. All Rights Reserved
6

Solid Profitability and High Margins

Net Revenue
US Dollars in millions
67.3
73.6
39.1
51.7
54.7
53.3
42.5
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

Gross Profit Margin
89.2%
88.6%
80.1%
84.0%
84.0%
85.0%
84.3%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

Net Income
US Dollars in millions
48.3
51.1
19.7
42.5
33.9
34.0
29.0
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

Net Income Margin
71.8%
69.5%
50.6%
82.2%
62.1%
63.7%
68.1%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09

© 2009 Giant Interactive Group, Inc. All Rights Reserved

7

Q3 2009 Key Financial Highlights

GIANT

(In millions, except EPS data)	Q3 2009 US$	Q3 2009 RMB	Q2 2009 RMB	Q-o-Q %	Q3 2008 RMB	Y-o-Y %	Margins
Total Net Revenue	42.5	290.2	364.1	-20.3%	265.2	9.4%	
Cost of Services	6.7	45.4	54.5	-16.7%	52.7	-13.7%	
Gross Profit	35.9	244.8	309.5	-20.9%	212.5	15.2%	84.3%
Operating Expenses	7.8	53.1	75.1	-29.3%	107.3	-50.5%	
Income from Operations	28.1	191.6	234.4	-18.3%	105.2	82.1%	66.0%
Net Income Attributable to the Company's Shareholders	29.0	197.7	231.9	-14.7%	134.1	47.5%	68.1%
Basic EPS (RMB)		0.87	1.03	-14.9%	0.56	57.1%	
Diluted EPS (RMB)		0.84	0.99	-14.9%	0.54	57.1%	

			Q2 2009 US$	Q-o-Q %	Q3 2008 US$	Y-o-Y %	
Basic EPS (US$)	0.13		0.15	-14.9%	0.08	56.3%	
Diluted EPS (US$)	0.12		0.15	-14.8%	0.08	56.3%	

© 2009 Giant Interactive Group, Inc. All Rights Reserved

8

Strong Balance Sheet

GIANT

(In millions)	Sept 30, 2009 US$	Sept 30, 2009 RMB	June 30, 2009 RMB	Sept 30, 2008 RMB
Cash, Cash Equivalents, Short-Term Investments & Held-To-Maturity Investments	758.8	5,179.4	5,034.4	5,236.3
Current Assets	708.3	4,834.8	5,193.6	5,826.6
Total Assets	910.2	6,213.0	6,048.1	6,130.0
Current Liabilities	72.7	496.1	533.5	670.7
Total Liabilities	72.7	496.1	533.5	670.7
Shareholders' Equity	836.8	5,712.0	5,511.9	5,459.3
Non-controlling Interest	0.7	4.9	2.7	-
Total Liability and Equity	910.2	6,213.0	6,048.1	6,130.0

© 2009 Giant Interactive Group, Inc. All Rights Reserved

9

Share Repurchase Program Update

2. No shares have been repurchased under this plan as of September 30, 2009

© 2009 Giant Interactive Group, Inc. All Rights Reserved
10

Operational Updates

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Milestones	Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs introduced since launch • Monetization restructuring in 3Q08 • Now also available in Vietnam and Russia	"Parenthood Simulation" expansion pack rolled out in 3Q09
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty	"Unparalleled Martial Arts" expansion pack rolled out in 3Q09
ZT Online Green	• Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • New maps, skills, items, and other game features	Limited closed beta testing with persistent accounts and monetization features began in Oct 09
ZT Online II	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • Revised economic system targeting gamers of different spending habits to attract more players • Basic game design completed with enhanced graphics, sound effects, # of professions, animation, etc.	Engineering testing to begin toward the end of 2009

© 2009 Giant Interactive Group, Inc. All Rights Reserved

12

A Growing Product Portfolio

GIANT

Games	Game History and Milestones	Initiatives
Giant Online	• Open beta testing launched at end of 1Q08 • Released military rank, reputation system and equipment upgrades in 3Q09	Further enhancement with additional features
My Sweetie	• Part of our Win@Giant program from 1Q09 • 2.5D free-to-play casual MMORPG involving virtual pets	Currently under closed beta testing
King of Kings III	• GA acquired rights to operate in China in 2007 • Limited closed beta testing in China in 1Q09 • Fine-tuning based on the feedback from limited closed beta testing and 2nd phase limited closed beta testing in 3Q09	Limited closed beta testing with persistent accounts and monetization features in Oct 09
XT Online	• Part of our Win@Giant program from 2Q09 • 2.5D ancient Chinese martial arts MMORPG • Limited beta testing launched in Oct09	Limited closed beta testing with persistent accounts in Oct 09
The Golden Land	• Our first self-developed webgame, with a medieval strategy theme • Two phases of limited beta testing completed in 3Q09	More formal limited closed beta testing in 4Q09
Dragon Soul	• 3D ancient Chinese PK MMORPG • Developed by our R&D office in Chengdu, Sichuan • Self-developed 3D engine	Limited closed beta testing in 1Q10
Empire of Sports	• GA acquired rights to operate in China in early 2008 • Officially launched in Europe in December 08 • Commenced limited engineering testing in China in 2Q09	Limited closed beta testing in 4Q09

© 2009 Giant Interactive Group, Inc. All Rights Reserved

13

Restructured R&D and Win@GA

GIANT

ZT Online Series

- ZT Online
- ZT Online Classic
- ZT Online Green

R&D Spin-offs

- Giant Online
- King of Kings III
- ZT Online II
- The Golden Land
- Other future projects

Win@Giant

- My Sweetie
- XT Online
- Mobile Phone Project
- Other future projects

Revitalize Creativity and Innovation for Continued in-house Game Development

© 2009 Giant Interactive Group, Inc. All Rights Reserved

14

Q3 2009 Marketing and Distribution Network

Enhanced Marketing Efficiency in Q3'09

- Over 370 liaison offices
- 1550 dedicated liaison personnel
- Over 290 distributors
- 116,500 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

Maximize Player Awareness and Game Recognition to Improve Penetration

© 2009 Giant Interactive Group, Inc. All Rights Reserved
15

GIANT

Business Outlook

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Growth Strategies

To Become the Largest Online Game Developer and Operator in Asia

GIANT

1. **Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles**

2. **Enhance Online Community and Expand Geographical Coverage to Grow Our Player Base**

3. **Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments**

© 2009 Giant Interactive Group, Inc. All Rights Reserved
17

Expanding into New Genres of Online Gaming

GIANT

- Goal: capture gamers with a broader array of preferences
- Initiative: Utilize innovation and creativity derived from Win@Giant Incubation Program to bring games in new genres to market

Existing Genres of Giant Games	Expanding into new genres with the help of Win@Giant
Hardcore, combat-centric PK MMORPGs ***ZT Online* and *Giant Online***	**Hardcore, combat-centric PK MMORPGs** ***ZT Online, Giant Online, King of Kings III, XT Online, ZT Online II,* and *Dragon Soul***
	Casual MMORPGs ***My Sweetie* and *Empire of Sports***
	Web Games ***The Golden Land***

© 2009 Giant Interactive Group, Inc. All Rights Reserved

18